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Telephone 415.434.1600
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www.howardrice.com
Writer's Information:

Edward A. Deibert

Direct: 415.677.6660

edeibert@howardrice.com

August 23, 2010

VIA EDGAR and EMAIL:  DURUM@SEC.GOV

Ms. Mellissa Duru

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3628

Washington, D.C.  20549-3628

Re:       Corporate Property Associates 14 Incorporated Schedule TO-T/A
Filed July 28, 2010
by Series B (CPA 14) of Tender Investors, LLC
File No. 5-85587

Dear Ms. Duru:

This letter is being sent on behalf of Series B (CPA 14) of Tender Investors, LLC (the “Purchaser”) in response to your letters dated August 10 and 13, 2010, as well as our subsequent telephone conversations concerning the above captioned Schedule TO-T and Purchaser’s related Offer to Purchase shares (the “Offer”) of Corporate Property Associates 14 Incorporated (“CPA14”).

As previously reported by Purchaser in its Amendment No. 1 to the Schedule TO-T, filed August 12, 2010, Purchaser terminated the Offer.  In response to your inquiries, Purchaser proposes to file Amendment No. 2 to its Schedule TO-T explaining the grounds for termination of the Offer.  The proposed filing is attached as Exhibit A to this letter and with your approval will be filed publicly by the Purchaser.  In compliance with Rule 14d-4(d)(1), and with your concurrence, Purchaser also proposes to issue a press release announcing the material change and termination of the Offer.  Alternatively, if a press release is not satisfactory, Purchaser will publish an additional advertisement announcing the same.

In addition, as requested in your letter August 13, we are responding to your questions 2, 7, 12 and 13 from your August 10 letter.  For your convenience, we have repeated your comments in italics followed by the Purchaser’s supplemental response.

SEC Comment #2

It has come to our attention that MacKenzie Patterson Fuller, LLP and/or its affiliates may have initiated an unregistered “mini” tender offer for the shares of the company in the weeks prior to the commencement of the current offer.  Similarly, it has come to our attention that other investors may have contacted Corporate Property Associates 14 Incorporated and indicated an interest in acquiring shares of the company in a tender offer.  Please supplementally advise us of any contacts and any agreements, whether written or oral, that exist between the filing persons and heir affiliates, MPF and/or any natural person regarding the possible acquisition of shares

Ms. Melissa Duru

August 23, 2010

of Corporate Property Associates 14 Incorporated.  Refer to Item 5 of Schedule TO and corresponding Item 1005(e) of Regulation M-A.  We may have further comment.

Response

The Purchaser has informed me of the following with respect to MacKenzie Patterson Fuller, LP (“MPF”).  First, the only current or prior affiliation of the Purchaser or any of the other bidders identified in the Schedule TO-T (the “Bidders”) with MPF is that Arnold Brown, one of the principals of Apex Real Estate Advisors, LLC, was affiliated with MacKenzie Securities, the predecessor of MPF, from 1983-1987.  MPF was acquired at some point following Mr. Brown’s departure by Robert Patterson and Mr. Brown has had no continuing affiliation with MacKenzie Securities or MPF since his departure.

Second, none of the Bidders has any agreements or understandings with MPF or any of its affiliates with respect either to the Offer or MPF’s unregistered “mini” tender for shares of CPA14.

Finally, the only contact between the Bidders and MPF was that one of the investors in the Purchaser learned of MPF’s “mini” tender following the commencement of the Offer.  Subsequent thereto, the investor received a phone call from MPF informing the investor that MPF intended to top any increase to the price offered by Bidders for shares of CPA14 that Bidders may make and that, as a result, Bidders’ continuation of their Offer would prove futile.

SEC Comment #7

Please supplementally advise us of whether the members have already provided the partnership with, or have made arrangements to place in escrow, any of the funds that will be used to purchase the $6,000,000 worth of shares.

Response

As of the date Purchaser terminated the Offer, none of the members had provided the Purchaser with any of the funds that will be used to purchase the $6,000,000 worth of shares or made arrangements to place such funds in escrow.

SEC Comment #12

You disclose that the Purchaser’s members have sufficient “available net worth and liquid assets to meet their capital commitments. . .”  You similarly disclose the possibility that the members may default on their binding commitments to fund the Offer.  Please supplementally provide support for the claim that the members have sufficient available net worth and liquid funds to fund the $6,000,000 commitment.

Ms. Melissa Duru

August 23, 2010

Response

At the time the Purchaser was established, the investors, who were previously known by the Purchaser, signed subscription agreements wherein the investors represented to the Purchaser that they had sufficient available net worth and liquid funds to fund the $6,000,000 commitment.  In addition, the investor committing to provide $5,000,000 of the funds supplied to the Purchaser copies of his personal financial statements. Although these statements had not been reviewed by accountants, they established that he had sufficient net worth to fund his commitment. Accordingly, Purchasers inform me that they believed through their prior relationship with the investors, the representations in the subscription agreements and the financial statements, that the investors had sufficient net worth to meet their capital commitments.

SEC Comment #13

Please supplementally advise us of whether the Purchaser has already commenced a private offering of its membership interests in order to meet the Financing Contingency and if not, when it intends to do so.

Response

As of the date Purchaser terminated its Offer, it had not commenced a private offering of its membership interests to meet the Financing Contingency.  Purchaser had initiated informal conversations with potential investors and planned to engage in more significant fundraising efforts once it appeared demand for the Offer would exceed the funds initially available to it.

* * * * *

Finally, attached as Exhibit B please find a written statement from each of the filing persons acknowledging the information requested in the closing of your letter dated August 10, 2010.

Should you require any further information from the Purchaser or if you have questions concerning any of the matters addressed in this letter, please contact the undersigned.

Sincerely,

/s/ Edward A. Deibert

Edward A. Deibert

Attachments

cc:        Arnold Brown, Series B (CPA 14) of Tender Investors, LLC (via email)
            Brent Donaldson, Series B (CPA 14) of Tender Investors, LLC (via email)

EXHIBIT A

FORM OF PROPOSED AMENDMENT NO. 1
TO SCHEDULE TO-T

(SEE ATTACHED)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

(Name of Subject Company)

Series B (CPA 14) of Tender Investors, LLC,

which is managed by

Tender Investors Manager LLC,

whose sole member is

Apex Real Estate Advisors, LLC

(Name of Filing Persons - Offerors)

SHARES OF COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Brent Donaldson

Series B (CPA 14) of Tender Investors, LLC,

a Delaware series limited liability company

c/o Tender Investors Manager, LLC

6114 La Salle Ave., #345

Oakland, CA 94611

Tel: 510.619.3636

Fax: 925.403.7967

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*                                                       Amount of Filing Fee           $5,280

$26,400,000

*For purposes of calculating the filing fee only. Assumes the purchase of 4,400,000 Shares at a purchase price equal to $6.00 per Share in cash.

☒        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $5,280

Form or Registration:            Schedule TO

Number:                                 File No. 5-85587

Filing Party:                           Series B (CPA 14) of Tender Investors, LLC

Date Filed:                             July 28, 2010

☐        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒        third party tender offer subject to Rule 14d-1.

☐        issuer tender offer subject to Rule 13e-4.

☐        going private transaction subject to Rule 13e-3.

☐        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:      ☐

TENDER OFFER

This Amendment No 2 to the Schedule TO filed on July 28, 2010 by Series B (CPA 14) of Tender Investors, LLC, a Delaware series limited liability company (“Purchaser”), relates to the offer (the “Offer”) commenced on July 28, 2010 (the “Offer Date”) to purchase up to 4,400,000 shares of common stock (the “Shares”) of Corporate Property Associates 14 Incorporated (“CPA14”), the subject company, at a purchase price equal to $6.00 per Share, is being filed to provide further information concerning Purchaser’s decision to terminate the Offer effective August 12, 2010.

Following Purchaser’s commencement of the Offer, Purchaser was informed that a third party unaffiliated with the Purchaser, MacKenzie Patterson Fuller, LP, and/or its affiliates (collectively, “MPF”), commenced an unregistered, “mini” tender offer to acquire shares of CPA14 at a price higher than the price offered by Purchaser in the Offer.  Purchaser was then informed by MPF that to the extent Purchaser increased the price of the Offer, MPF would increase its offer to beat it.

Due to these developments, Purchaser’s members informed Purchaser that they were no longer willing to provide financing to Purchaser to fund the Offer or the costs of proceeding with the Offer.  The members abrogated their commitments to fund up to $6,000,000 for the acquisition of Shares pursuant to the Offer, resulting in Purchaser being unable to acquire any shares without securing funding from other investors.  Purchaser’s ability to acquire funding from other sources seemed unlikely given MPF’s pending competing bid for shares of CPA14 at a higher price.  Purchaser therefore deemed it necessary to terminate the Offer due to the loss of its financing sources and the loss of its good faith belief in its ability to complete the acquisition of Shares tendered in the Offer.

Further, Purchaser hereby exercises its rights set forth in Section 5 of the Offer to Purchase to amend the Offer in any respect to clarify that the Financing Contingency for the Offer extends to the abrogation of the financing commitments of Purchaser’s members.  As a result of the stated intention of the Purchaser’s members not to fulfill their financing commitments, the Financing Contingency will not be satisfied in connection with the Offer.

As previously reported, no shares were tendered pursuant to the Offer prior to August 12, 2010.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August __, 2010

SERIES B (CPA 14) OF TENDER INVESTORS, LLC, A DELAWARE SERIES LIMITED LIABILITY COMPANY By: Tender Investors Manager, LLC Its: Manager
By: Apex Real Estate Advisors, LLC Its: Manager
By: Brent Donaldson Its: Managing Principal

EXHIBIT B

ACKNOWLEDGMENT

            Each of the undersigned, having filed a Schedule TO-T pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, with respect to shares of common stock of Corporate Property Associates 14 Incorporated, hereby acknowledges as of this 23rd day of August, 2010, the following:

            •           it is responsible for the adequacy and accuracy of the disclosure in the filing;

            •           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            •           it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Series B (CPA 14) Of Tender Investors, LLC

By:       Tender Investors Manager, LLC
Its:        Manager

            By:       Apex Real Estate Advisors, LLC
            Its:        Manager

                        By:       /s/ Brent Donaldson
                        Name:  Brent Donaldson
                        Its:        Managing Principal

Tender Investors Manager, LLC

By:       Apex Real Estate Advisors, LLC
Its:        Manager

            By:       /s/ Brent Donaldson
            Name:  Brent Donaldson
            Its:        Managing Principal

Apex Real Estate Advisors, LLC

By:       /s/ Brent Donaldson
Name:  Brent Donaldson
Its:        Managing Principal